September 23, 2009

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

RE:	Transcend Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 11, 2009
Form 10-Qs for the Quarters Ended March 31 and June 30, 2009 Filed May 11 and August 3, 2009
Definitive Proxy Statement on Schedule 14A Filed April 6, 2009
Form 8-K Filed July 29, 2009 File No. 000-160905

Dear Mr. Owings:

This letter is in response to the letter (the “Comment Letter”) dated August 27, 2009 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the Transcend Services, Inc. (“Transcend” or the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2008, Form 10-Qs for the Quarters Ended March 31 and June 30, 2009, Definitive Proxy Statement on Schedule 14A filed April 6, 2009 and Form 8-K filed July 29, 2009. We have set forth below the text of the comments contained in the Comment Letter followed by our responses.

In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2008

1.	Please include your website address in your description of your business. See Item 101(e)(2) of Reg. S-K.

•	In accordance with Item 101(e)(2) of Regulation S-K, the Company will include the website address in the description of the business on all future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 17

2.	We note your discussion of your assessment of the current economic environment. In addition, please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note your disclosure that the healthcare industry continues to undergo rapid change. Discuss the impact of those changes on your business and whether you expect this trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company, and
•	Material opportunities, challenges, and
•	Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

•

It is important to note that the deterioration in the U.S. economy has had very little impact on our Company’s financial results and we do not currently anticipate that it will have a negative impact on the Company.

We will expand our disclosures in the third quarter 2009 Form 10-Q, the 2009 Form 10-K and other future filings to more fully discuss known material trends and uncertainties that will have, or are reasonably likely to have a material impact on our revenue or income or result in our liquidity decreasing or increasing in a material way, the impact of rapid changes in the healthcare industry and whether we expect this trend to continue, additional analysis concerning the quality and variability of our earnings and cash flows and whether we expect levels to remain at current levels or change, economic or industry-wide factors relevant to our Company and material opportunities, challenges and risks and short and long-term actions we are taking to address them.

The sample disclosure below is as of the current date. Our future disclosure for the third quarter of 2009 cannot be presented now since it will be forward looking as of that future date.

MANAGEMENT’S ASSESSMENT OF THE CURRENT ECONOMIC AND BUSINESS ENVIRONMENT

The U.S. economy has deteriorated significantly in recent months, stemming primarily from disruption in the global credit markets. If the economy were to further deteriorate, the Company could see deterioration in the financial condition of its customers and collection of its accounts receivable. The decrease in availability of consumer credit resulting from the financial crisis, as well as general unfavorable economic conditions, could cause consumers to reduce their discretionary spending, including spending for medical care. Job losses and the resulting losses of healthcare benefits could further reduce demand for healthcare services. The Company has not experienced any noticeable deterioration in accounts receivable or transcription volume to date.

It is also uncertain what effect the credit crisis may have on the security of the U.S. banking system, and specifically the bank where the Company’s cash and cash equivalents are deposited. This could impact our access to and cost of capital. In addition, FDIC insurance does not adequately insure deposits, and it is estimated that $XX million of the Company’s cash and cash equivalents were not insured at September 30, 2009.

In addition to the impact of the overall economic environment, the following trends and uncertainties could have a material future impact on our financial results:

•

The aging of the “baby boomers” will create increased demand for healthcare services, which in turn creates increased demand for medical transcription services. Over the next 20 years, the U.S. population over the age of 65 is expected to increase from roughly 40 million to 70 million according to the U.S. census bureau.

•

Increased adoption of electronic medical record solutions could result in greater demand for electronic documentation, including transcription of reports that are currently hand-written. Alternatively, electronic medical record solutions could reduce the demand for traditional transcription since physicians could be required to “point and click” to complete a template rather than dictate to document portions of their patient encounters. Management believes that dictation is more efficient and produces a more robust record than using only templates and we anticipate that in the future, hybrid solutions will become more common. We believe that the pace of change in the healthcare industry has increased, particularly as it relates to adoption of the electronic medical record, and expect this trend to continue. We are addressing this opportunity and risk by exploring opportunities to make the data in our reports more useful to hospitals and by exploring the opportunity to partner with firms to more deeply integrate our service offering into total documentation solutions for hospitals.

•

Increased use of speech recognition technology and offshore resources in the future could result in higher profitability for the Company. At the same time, competition within the medical transcription industry, combined with use of offshore resources and speech recognition technology by our competitors, could create downward pricing pressure in the industry. The potential net impact of these two trends is difficult to predict with certainty.

•

Historically, Transcend’s sales have predominantly come from replacing incumbent medical transcription firms. A significant portion—perhaps the majority—of medical transcription work in hospitals is still performed by hospital employees. Management sees a trend toward outsourcing medical transcription services that could have a positive impact on our financial results if the trend accelerates and Transcend is able to successfully compete for the business.

•

Transcend has not historically had difficulty in staffing to meet demand as we have grown. However, looking at the industry as a whole, we do not expect the domestic labor market for medical transcriptionists to grow fast enough to meet increased demand. Transcend is addressing this challenging by increasing employee productivity through the use of speech recognition technology, utilizing offshore resources and by attempting to develop a reputation as one of the best places to work in the industry. It is possible that in the future a tightening labor market could result in upward pressure on wages, but to date we have not seen evidence of this and we do not anticipate this occurring in the short-term.

•

We have completed three acquisitions in 2009 which have had a material impact on our financial statements. Acquisitions involve significant risk, including integration risk and it is possible that we will not realize the anticipated benefits of the acquisitions we have made.

Transcend has experienced operating losses in prior years, the most recent occurring in 2005. While the Company has increased its level of net income in recent years, there can be no assurance that operating losses will not occur in the future. Over the short-term, excluding the impact of acquisitions, the variability in the Company’s earnings and cash flow is mitigated by the fact that our revenue is recurring in nature and our largest expense, the cost of the transcriptionists, is variable in relation to revenue.

For a more complete understanding of trends and uncertainties relevant to Transcend, please see Item 1 “Business” of our December 31, 2008 Form 10-K, including the section titled “Industry Overview” and Item 1A “Risk Factors,” as well as the disclosures contained elsewhere in our 2008 Form 10-K and our 2009 Forms 10-Q and 8-K and such other reports and documents filed by Transcend from time to time with the SEC.

Financial Statements and Supplementary Data, page 29

3.	We note that the reports of independent registered public accountants on pages 32 and 33 do not refer to the schedule presented pursuant to Rule 5-04 of Regulation S-X. We also note that separate reports were not included with the schedule. Please provide revised audit reports or separate reports on the schedule presented in Item 15(c) or otherwise advise. Refer to Item 5-04(c) of Regulation S-X and Auditing Standards Codification AU Section 551.

•

The Company will have the previous accountants correct their reports in future filings. Schedule II was first included in the 2008 10-K. The Company also changed accountants in 2008. The reference to the schedule was included in the current accountant’s report. When issuing their reports for the 2008 10-K, the inclusion of the schedule was inadvertently overlooked by the previous accountants.

Consolidated Statements of Operations, page 36

4.	Please separately present interest income and interest expense on the face of the statement. Refer to Item 5-03 of Regulation S-X.

•

In accordance with Item 5-03 of Regulation S-X, the Company will present interest income and interest expense separately on the face of the income statement in future filings. Presentation in the 2008 10-K would have been as follows:

	2008	2007	2006
Interest Income	(148,000)	(65,000)	(8,000)
Interest Expense	145,000	274,000	360,000

5.	Please disclose parenthetically in the direct costs, sales and marketing, research and development and general and administrative line items that the amounts are exclusive of depreciation and amortization shown separately below. Refer to SAB Topic 11:B.

•

In future filings, the Company will disclose parenthetically in the direct costs, sales and marketing, research and development and general and administrative line items that the amounts are exclusive of depreciation and amortization shown separately below.

Notes to Consolidated Financial Statements, Page 39

Note 1. Nature of Business and Summary of Significant Accounting Policies, page 39

Net Earnings Per Share, page 43

6.	Please disclose securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the period(s) presented. Refer to paragraph 40.c. of SFAS 128.

•

In future filings the Company will disclose securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.

The disclosure in the 2008 10-K would have been:

Transcend excludes stock options with exercise prices that are greater than the average market price from the calculation of diluted earnings per share because their effect would be anti-dilutive. In fiscal 2008, 2007 and 2006, Transcend excluded 269,500, 59,000 and 671,950 stock options, respectively, from its diluted earnings per share calculation.

Note 11. Stock-Based Compensation, page 48

7.	Please disclose the weighted-average grant-date fair value of stock options and assumptions used to estimate fair value of awards for each year presented. Refer to paragraphs A240.c. and A240.e. of SFAS 123(R). Please also disclose total compensation cost for share-based payment arrangements recognized in income for each year presented. Refer to paragraph A240.g. of SFAS 123(R).

•

In future filings, the Company will disclose the weighted-average grant-date fair value of stock options and assumptions used to estimate fair value of the awards and the total compensation cost for share-based payment arrangements recognized in income for each of the years presented.

The disclosures for 2008 and 2007 are included in the 2008 10-K. The disclosure for 2006 was inadvertently omitted. The disclosure including 2006 would be as follows:

The weighted average grant-date fair value of these options was $7.72 in 2008, $4.68 in 2007 and $0.96 in 2006.

The assumptions used for all options granted for December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Risk-free interest rate	1.88% to 2.90%	3.66% to 4.76%	4.45% to 5.14%

Expected dividend yield	0%	0%	0%
Expected life	2.00 to 4.00 years	2.00 to 4.00 years	.92 to 4.00 years
Expected volatility	100.64% to 111.48%	41.07% to 42.13%	37.27% to 40.62%
Expected forfeiture rate	50%	25%	25%
Weighted average exercise price	$9.93 to $11.75	$6.80 to $19.96	$2.03 - $3.40

For the years ended December 31, 2008, 2007 and 2006, the Company recognized equity-based compensation expense of approximately $381,000, $303,000 and $234,000, of which $381,000, $251,000 and $163,000, respectively, were related to employee or director options and recognized as compensation expense in general and administrative expenses and $0, $52,000 and $71,000, respectively, were related to warrants and recognized as compensation expense in general and administrative expenses.

Controls and Procedures, page 58

8.	We note your statement that “management believes that the consolidated financial statements included in this Form 10-K fairly present in all material respects the Company’s financial position, results of operations and cash flows for the periods presented and the material weakness in internal control over financial reporting has been remediated.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please confirm to us, and in future filing, please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

•

The Company confirms that the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. Based on such evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.

We will revise future filings to address our officers’ conclusions regarding the effectiveness of our disclosure controls and procedures.

Changes in Internal Controls over Financial Reporting, page 58

9.	Please confirm to us that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

•

The Company confirms that there were no changes to internal control over financial reporting occurring during the fourth quarter of 2008 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Exhibits 31.1 and 31.2

10.	Your certification should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. In this regard, please revise your certifications to include the introductory language specified in paragraph 4 related to your evaluation of internal controls over financial reporting. Please also include paragraph 4.b) and finally please delete in paragraphs 2.3 and 4.c) the word “annual” before the word report, so that it will read in each case “this report.”

•

In future filings, we will include certifications that appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. This will include the introductory language specified in paragraph 4 relating to our evaluation of internal controls over financial reporting. In addition, it will include paragraph 4.b and remove the word “annual” where not required.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

11.	We note your disclosure on page 15, “The CFO also compared our Executive Officers’ compensation, including long-term equity-based incentives, to a 2008 executive compensation survey and a regression analysis that had been performed on the survey data to better match the data of the companies included in the survey to results that more closely approximated companies with annual revenues similar to ours.” Please expand your discussion to explain the components of this benchmark that you utilized, such as the items of compensation you have benchmarked and the names of the companies that make up the survey.

•

We note the staff’s comments, and propose that in future filings, we will expand our discussion regarding the benchmark survey to include more detail about the survey itself and the benchmarks we use. Assuming we use the same survey in the same way, the future disclosure would be modified as follows:

“The CFO also compared our Executive Officers’ compensation, including base salaries, other short-term cash compensation and long-term equity-based incentives to a 200X executive compensation survey performed by a national consulting firm. The survey results were adjusted using a regression analysis on the data to more closely approximate companies with annual revenue similar to ours. The CFO specifically reviewed the results for ‘all organizations’ and organizations categorized under ‘general business services.’ There were over 1,000 companies included in the ‘all organizations’ category and approximately 40 in the ‘general business services’ category.”

Short-Term Cash Incentive, page 15

12.	We note that you have not provided a quantitative discussion of the terms of the necessary objectives to be achieved for your named executive officers to earn short-term incentives. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

•

We have not provided a quantitative discussion of the target levels for our short-term performance objectives because the information is confidential in nature and to disclose the quantitative target levels could result in competitive harm. Most of our competitors are private companies with no requirements to disclose their financial results or performance metrics. If we disclosed quantitative target levels and our actual results differed from the targets, our competitors could use this information to gain an advantage in competing against us.

In future filings, we will expand our discussion to include additional information about the likelihood of achieving the target objectives and any discretion that may be exercised in granting such awards. Such disclosure could take the following form:

“For 200X, we believe that is more likely than not that our Executive Officers will achieve at least one or more of their short-term performance objectives, but it is also more likely than not that they will not maximize all of their performance objectives simultaneously. The CEO and Compensation Committee typically do not use discretion in determining the level of award for performance against corporate performance objectives since performance against these objectives can be measured with specificity.”

Long-Term Incentives, page 16

13.	We note your disclosure that “long-term incentives are awarded based on a combination of factors, including past individual and Company performance, the value of cumulative long-term incentive awards and the impact of potential dilution from new awards to existing shareholders.” Please confirm to us that these are all the factors that are considered in determining the awarding of long-term incentives.

•

We confirm that the three factors that we disclosed have historically been all of the factors we have considered. If we change or add to these factors, we will update future filings as necessary. We will also ensure that language in future filings clarifies that we are including all of the factors.

Employment Agreements and Severance Agreements, page 17

14.	Please revise to briefly describe how a change in control is defined under your stock incentive plans.

•	In future filings, the Company will add the following definition of Change of Control.

Change of Control is defined in the 2009 Stock incentive plan as either of the following:

(a) any transaction or series of transactions pursuant to which the Company sells, transfers, leases, exchanges or disposes of substantially all (i.e., at least eighty-five percent (85%)) of its assets for cash or property, or for a combination of cash and property, or for other consideration; or

(b) any transaction pursuant to which persons who are not current stockholders of the Company acquire by merger, consolidation, reorganization, division or other business combination or transaction, or by a purchase of an interest in the Company, an interest in the Company so that after such transaction, the stockholders of the Company immediately prior to such transaction no longer have a controlling (i.e., 50% or more) voting interest in the Company.

15.	We note that Mr. Cornell will receive six months severance upon a change of control and that other named executive may, at the sole discretion of the Compensation Committee, have their options and restricted stock awards vesting and/or exercisability accelerated upon a change of control. Please revise your disclosure to quantify the value of amounts payable to each named executive upon termination or change of control in each covered circumstances assuming that the triggering event occurred on the last day of your fiscal year. Refer to Item 402(j)(2) of Regulation S-K. For ease of understanding, please consider presenting the information under this section in a tabular format.

•	In future filings, the Company will add disclosure to quantify the value of amounts payable to each named executive upon termination or change of control.

The disclosure for the 2009 Proxy would have been as follows:

If a change of control had occurred on December 31, 2008, and the Compensation Committee had elected to accelerate the vesting and/or exercisability of options held by named officers, the table below shows the number of options that would become exercisable for each named officer.

Officer	Unexercisable Options at 12/31/08	Option Exercise Price
Larry G. Gerdes	25,000	$3.40
Larry G. Gerdes	20,000	$9.98
Lance Cornell	25,000	$3.40
Lance Cornell	20,000	$9.98
Lance Cornell	15,000	$11.75
Lance Cornell	15,000	$11.06
Sue McGrogan	1,250	$2.00
Sue McGrogan	15,000	$3.40
Sue McGrogan	20,000	$9.98
Sue McGrogan	30,000	$11.75
Sue McGrogan	15,000	$11.06
Leo Cooper	40,000	$10.32
Leo Cooper	10,000	$11.75
Leo Cooper	15,000	$11.06

In addition, upon a change of control resulting in termination, Mr. Cornell would be due a severance payment of $100,000 based on his approved 2009 annual salary of $200,000.

Director Compensation, page 23

16.	We note that your table provides “certain information” concerning director compensation. Please confirm to us that your table discloses all compensation paid to your directors. See Item 402(k) of Regulation S-K.

•	We confirm that the table discloses all compensation paid to our directors. We will clarify this language in future filings.

Certain Relationships and Related Transactions, page 24

17.	You mention here that “all related party transactions involving our directors or Executive Officers are reviewed by the Nominating and Corporate Governance Committee.” Please revise this discussion to provide additional information regarding your policies and procedures relating to the review and approval of such transactions, as required pursuant to Item 404(b) of Regulations S-K. Specifically, indicate how you determine whether a board member or executive officer is “interested” in the transaction. And also disclose how you define a related party transaction.

•

Our Nominating and Corporate Governance Committee reviews and assesses related party transactions. We agree that additional information would improve the quality of the disclosure. Accordingly, we propose that in future filings, we will expand our disclosure to provide additional information regarding our policies and procedures relating to the review and approval of related party transactions. Such disclosure could take the following form:

“The Nominating and Corporate Governance Committee has established policies and procedures for reviewing related party transactions. A related party transaction is a financial transaction between the Company and a Company director (including director nominees), executive officer of the Company or shareholder who beneficially owns more than 5% of the Company’s voting securities, including immediate family members of any of these persons, in which the related person has or will have a direct or indirect material interest. A related party transaction generally excludes compensation arising from the individual’s employment as an executive officer or service as a director. The Committee considers transactions which specifically name a related party as a party to the transaction to create an “interest.” In addition, the Committee inquires of management concerning other transactions that might be considered to create an indirect interest. Although the Committee does not have formal written procedures for doing so, the Committee makes inquiries to management as to the existence of related party transactions at every regularly scheduled Committee meeting. If a related party transaction has occurred, the Committee reviews the specific circumstances of the transaction, makes an assessment as to whether or not the transaction was proper and made in the ordinary course of business and recommends action to the Board, if necessary.”

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Controls and Procedures, page 15

18.	Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

•

In future filings, we will include the wording “as of the end of the period covered by this report” to the conclusion of our CEO and CFO as to the effectiveness of the Company’s disclosure controls and procedures.

The note will appear as follows:

During the XX quarter of 20XX, management evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

Exhibits 31.1 and 31.2

19.	Your certification should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. In this regard, please revise your certification to include the introductory language specified in paragraph 4 relating to your evaluation of internal controls over financial reporting.

•

In future filings, we will include certifications that appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. This will include the introductory language specified in paragraph 4 relating to our evaluation of internal controls over financial reporting.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Notes to Consolidated Financial Statements, page 7

Note 3. Acquisitions, page 8

20.	Please amend your Form 10-Q to provide the disclosures required by paragraphs 68.e., 68.i., 68.j., 68.r. and other relevant paragraphs of SFAS 141(R) for each acquisition consummated during the current reporting period or advise in detail why you believe such disclosures are not required.

•

The Company performed the significant subsidiary test detailed in Regulation S-X rule 3.05 for the acquisition occurring in the current quarter. The test showed the acquisition to be immaterial to the Company both individually and in the aggregate when combined with all acquisitions in 2009.

Test	TRS 12/31/08	Transcend 2008 10-K	%	Exceeds 20%
S-X 1-02 (w.1)

Investment		$4,500,000
Total Assets			$26,095,000	17.2%	No
S-X 1-02 (w.2)
Total Assets		$1,123,000	$26,095,000	4.3%	No
S-X 1-02 (w.3)
Income from continuing operations		$64,000	$8,947,000	0.7%	No

Test	DeVenture 12/31/07	TRS 12/31/08	Transcend 2008 10-K	%	Exceeds 50%
S-X 1-02 (w.1)
Investment	$4,250,000	$4,500,000
Total Assets			$26,095,000	33.5%	No
S-X 1-02 (w.2)
Total Assets	$546,000	$1,123,000	$26,095,000	6.4%	No
S-X 1-02 (w.3)
Income from continuing operations	$(55,803)	$64,000	$8,947,000	0.1%	No

The Company disclosed information about the acquisition, but omitted the disclosures called for in paragraphs 68.e., 68.i., 68.j., 68.r. of SFAS 141(R) due to immateriality. The disclosures under these paragraphs would have been as follows:

•	68.e. Goodwill of $2.8 million was recorded for the acquisition. This consists mainly of the synergies and economies of scale expected from combining the operations of Transcend and TRS.
•	68.i. The following is a detail list of the identifiable assets acquired and liabilities assumed in the transaction:

• Accounts Receivable	$760,000
• Fixed Assets	$58,000
• Other Assets	$9,000
• Accounts Payable	$(23,000)
• Benefits Payable	$(89,000)
• Other Liabilities	$(16,000)

• Net Identifiable Assets	$699,000
•	68.j. There were no assets or liabilities arising from contingencies that were acquired in the transaction.
•

68.r. TRS revenue and net income of $1,891,000 and $185,000, respectively, are included in the Company’s income statement for both the three and six months ended June 30, 2009. Proforma revenue and net income of the combined entity had the acquisition date been January 1, 2008, are as follows:

	Proforma
	2009	2008
	Six months ended 6/30/09	Three months ended 6/30/08	Six months ended 6/30/08
Revenue	$33,787,000	15,722,000	25,323,000
Net Income	3,708,000	1,328,000	2,616,000

Changes in Internal Control over Financial Reporting, page 16

21.	We note your statement that “our Chief Executive Officer and Chief Financial Officer concluded that there have been no other changes in the Company’s internal control over financial reporting during the six months ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.” Please confirm to us and revise to state, if true, that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

•

The Company confirms that our CEO and CFO concluded that there have been no changes in our internal control over financial reporting that occurred during the quarter ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Exhibits 31.1 and 31.2

22.	Your certification should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. In this regard, please revise your certifications to include the introductory language specified in paragraph 4 relating to your evaluation of internal controls over financial reporting.

•

In future filings, we will include certifications that appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. This will include the introductory language specified in paragraph 4 relating to our evaluation of internal controls over financial reporting.

Form 8-K Filed July 29, 2009

23.	In footnote 1, please disclose the reasons why you believe EBITDA is useful to investors and, to the extent material, provide a statement disclosing the additional purposes, if any, for which management uses EBITDA. Refer to the instructions to Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K. In addition, we note that you describe the reconciling items from operating income to derive EBITDA. We believe that EBITDA should be reconciled to net income as the most directly comparable GAAP financial measure since

EBITDA included adjustments for items that are not included in operating income. As such, please revise your disclosure in future filings to reconcile EBITDA to net income. Refer to question 8 in our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our web site.

24.	Your disclosure of estimated fiscal 2009 EBITDA is also a non-GAAP financial measure. In future filings on Form 8-K please present the most directly comparable financial measure calculated and presented in accordance with GAAP (i.e. net income); provide a reconciliation which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed with the most comparable financial measure calculated and presented in accordance with GAAP; provide a statement disclosing the reasons why management believes that presentation of non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations; and, to the extent material, provide a statement disclosing the additional purposes, if any, for which management uses the non-GAAP financial measure. Refer to the instructions to Item 2.02 of Form 8-K, Item 100(a) of Regulation G and Item 10(e)(1)(i) of Regulation S-K.

•	RESPONSE TO #23 and #24

We note that the Company’s press releases are considered “furnished” to the Commission but are not deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 and are not incorporated by reference into any filing.

In future filings, the Company will expand its disclosure regarding use of non-GAAP financial measures in press releases, if any, to include the reasons why we believe EBITDA is useful to investors. There are no additional material purposes for which management uses EBITDA. At your request, we will also reconcile EBITDA to net income rather than operating income even though we believe reconciliation to operating income is accurate and informative for our investors. These modifications will apply both to EBITDA for historical periods and estimated EBITDA for future periods, if presented. The historical disclosure will be updated as follows and any estimated EBITDA presented would include a similar disclosure:

“EBITDA, which is earnings before interest, taxes, depreciation and amortization, is a non-GAAP measure of financial performance which management believes is useful to investors because it is a widely used comparative benchmark and because it provides some insight into the company’s ability to generate cash flow from operations. EBITDA of XX for the XX period was calculated by taking net income of XX for the period and adding back income tax expense of XX, other expense, net of XX and depreciation and amortization expense of XX.”

Please do not hesitate to contact the undersigned at (678) 808-0614 with any questions or comments.

Very truly yours,

/s/ Lance Cornell

Lance Cornell

Chief Financial Officer